

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Byron Yip
President and Chief Operating Officer
Okada Manila International, Inc.
New Seaside Drive, Entertainment City
Barangay Tambo, Parañaque City
Metro Manila 1701
Philippines

> **Re: Okada Manila International, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed March 31, 2022**
> **File No. 333-262897**

Dear Mr. Yip:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2022 letter.

Amendment No. 1 to Form F-4 filed March 31, 2022

Risk Factors, page 42

1. We note your revisions in response to prior comment 1. Please revise your risk factor disclosure to disclose clearly that no opinion will be delivered that the Merger and Share Acquisition qualifies as a reorganization within the meaning of Section 368(a) of the Code.

Selected Historical Financial Data of OMI
Non-IFRS Financial Measures and Other Financial Measures
Adjusted EBITDA, page 202

2.   We note your reconciliation of Adjusted EBITDA has reverted to being reconciled from Loss from operations rather than Net loss. Consistent with your Form F-4 filed February 22, 2022 and related correspondence indicating your revised disclosure, please again amend your prospectus to reconcile such non-IFRS financial measure from Net loss as the most directly comparable measure calculated in accordance with IFRS-IASB given your presentation of a performance measure.

Exhibits

3.   We note that the consent of UHY LLP filed as Exhibit 23.1 references their report dated March 30, 2022, relating to the consolidated financial statements of Tiger Resort, Leisure and Entertainment, Inc. dba: Okada Manila as of December 31, 2021, 2020 and 2019 and for the years then ended. However your registration statement contains two separate reports, dated November 30, 2021 and March 30, 2022, from UHY LLP related to the referenced financial statements. Please obtain and file a revised consent from your auditor that references both of their audit reports.

You may contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: James Grandolfo